                                                                  EXHIBIT 99.(B)

DAVID J. BERGER, State Bar # 147645
JARED L. KOPEL, State Bar # 126817
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, California  94304-1050
Telephone:  (650) 493-9300

Attorneys for Plaintiff
JONATHAN VANNINI



                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                            COUNTY OF SAN FRANCISCO



JONATHAN VANNINI ,        )   Case No. CV 997234
                          )               ------
          Plaintiff,      )         COMPLAINT
                          )         ---------
   vs.                    )
                          )
COASTCAST CORPORATION,    )
                          )
          Defendant.      )
                          )
                          )
                          )
--------------------------


     On information and belief, Plaintiff Jonathan Vannini ("Vannini"), by his attorneys Wilson Sonsini Goodrich & Rosati P.C., for his complaint against Coastcast Corporation ("Coastcast" or the "Company"), alleges as follows:

                                 INTRODUCTION
                                 ------------

     1. Mr. Vannini is an investor who presently is the beneficial owner of more than 10% of Coastcast's common stock. This lawsuit arises from the unlawful refusal of Coastcast to make available to Vannini the Company's list of shareholders' names, addresses and stockholdings, in violation of California Corporations Code (S) 1600 (a); and the results of shareholder votes at Coastcast's last annual meeting, in violation of California Corporation Code (S) 1509.

     2. Coastcast also has unlawfully refused the request of Vannini that Coastcast hold a special shareholder meeting to consider the election of a new slate of directors to replace four of the seven current directors. Vannini, as a beneficial holder of more than 10% of the Company's stock, has the right to call a special shareholders meeting under California Corporations Code (S) 600(d).

                              FACTUAL ALLEGATIONS
                              -------------------

                                  THE PARTIES
                                  -----------

     3. Plaintiff is a private investor who resides in Hillsborough, California. Mr. Vannini is presently the beneficial owner of 911,000 shares (the "Shares") of Coastcast common stock. The Shares are currently held in an account maintained by Salomon Smith Barney, Inc. ("SSB").

     4. Defendant Coastcast is a California corporation with its principal executive offices at 3025 East Victoria Street, Rancho Dominguez, California. Coastcast is a leading manufacturer of golf clubheads and also manufactures a variety of investment-cast orthopedic implants and surgical tools. The Company conducted an initial public offering of common stock in December 1993. Coastcast's stock is traded publicly and is listed for trading on the New York Stock Exchange.

     5. As of July 1, 1998, Coastcast's stock was at $18 per share, within two dollars of its initial public offering price in December 1993. Thus, in a period in which stocks averaged a 20% return annually, Coastcast's stock provided a return of less than 3% annually.

     6. Members of Coastcast's Board of Directors own approximately 1 million options and are the beneficiaries of additional monetary perks not available to other stockholders, as well as a supplemental executive retirement plan more generous than retirement plans of comparable companies. During the past three years, the Company has paid Hans Buehler, the Chairman of the Board of Directors, over $1.9 million in cash and over 500,000 options, even though Mr. Buehler owned over 14% of Coastcast's stock and therefore should not have needed incentives in the form of additional equity. In addition, 288,790 options granted to Mr. Buehler and other executives were repriced in late 1997 to ensure that they would be "in the money" and have value even though the stock price had risen only slightly from the offering price. These lavish financial benefits were not justified in light of the minimal return provided by the Company's stock.


                    COASTCAST'S ANNUAL SHAREHOLDER MEETING
                    --------------------------------------

     7. Coastcast's annual meeting of shareholders was scheduled to take place on June 22, 1998. At that meeting, the Company's shareholders were supposed to vote on four proposals. The first proposal was to elect seven directors to serve one-year terms. The second proposal sought shareholder approval to amend the 1996 employee stock option plan to reserve 500,000 additional shares for use as options. The third proposal sought shareholder approval to amend the 1995 non-employee director stock option plan to reserve 200,000 additional shares and to increase to 20,000 from 10,000 the number of shares subject to options annually granted to each director. The fourth proposal sought approval of Deloitte & Touche LLP as the Company's outside auditors.

     8. Proposals 2 and 3 would have substantially enriched the amount of equity granted to Coastcast's officers and directors, despite the gross underperformance of Coastcast's stock and the concomitant lack of shareholder return on their investment.

     9. On June 23, 1998, Coastcast issued a press release announcing the adjournment of its annual meeting of shareholders following the election of directors and the approval of the auditors, but before voting on proposals 2 and
3. The release stated that the annual meeting was being adjourned until July 8, 1998 "to allow more time for shareholders to vote on amendments of the company's employee stock option plan and non-employee director stock option plan because a substantial number of shares had not been voted on these matters."

     10. The press release failed to disclose any information concerning the number of votes received or cast with respect to Proposals 2 and 3.

                    MR. VANNINI'S LETTERS TO COASTCAST
                    ----------------------------------

     11. On July 1, 1998, Mr. Vannini wrote a letter to Coastcast and its Board of Directors asserting that the adjournment of the annual meeting was nothing more than an attempt to stifle Coastcast shareholders' rejection of Proposals 2 and 3. The letter requested that Coastcast publish the results of the shareholders vote on Proposals 2 and 3; stop paying excessive amounts of cash to Mr. Buehler; stop issuing stock options to Mr. Buehler; and voluntarily forfeit the options granted to the Board members until such grants were justifiable in light of an increased stock price. Coastcast failed to take any action in response to this request.

     12. On July 21, 1998, Coastcast issued a release announcing the approval by shareholders at the adjourned shareholder meeting held on July 8, 1998, of Proposals 2 and 3. The release also stated that the Board of Directors, after additional consideration including the large number of shareholders who voted against both proposals, had decided "at this time" not to implement either proposal. The release stated, however, that the Board may in the future decided to implement one or both of such proposals.

     13. On July 22, 1998, Mr. Vannini wrote a letter to Coastcast and its Board of Directors stating that due to the extreme weakness in the Company's stock price, the time had come to take concrete steps to improve the situation. At the time of the letter, the Company's stock price had dropped to $15 per share, which meant that the cumulative return to shareholders since the initial public offering was negative. The letter noted that Coastcast had approximately $35 million in cash on its balance sheet and could prudently operate with $5 million in cash. The letter recommended that the Company use the cash to implement a stock repurchase program to increase shareholder value.

                         MR. VANNINI'S STOCK PURCHASES
                         -----------------------------

     14. On July 17, 1998, Mr. Vannini filed a Schedule 13D with the Securities and Exchange Commission ("SEC"). Section 13(d) of the Securities Exchange Act of 1934 requires that anyone having beneficial ownership of more than 5% of a company's stock disclose that ownership or any changes in that ownership on a
Schedule 13D. The Schedule 13D reported that Mr. Vannini had an investment of approximately $9.9 million in shares of Coastcast stock. The Scheduled 13D reported that Mr. Vannini had beneficial ownership of 600,000 shares of stock, which constituted approximately 6.66% of the outstanding shares. The Schedule 13D is attached as Exhibit A.

     15. The Schedule 13D publicly disclosed Mr. Vannini's intention to exercise influence and control over Coastcast in order to "change the compensation and/or membership of the present board of directors," "to persuade [Coastcast] to adopt a stock repurchase program," and "to contact

[Coastcast] and/or other shareholders regarding these and other potential strategies to increase shareholder value." (Ex. A at Item 4).

     16. On July 29, 1998, Mr. Vannini filed with the SEC Amendment No. 1 to the Schedule 13D, in which he disclosed a further investment of approximately $3,534,000 in shares of Coastcast stock. The Schedule 13D reported that combined with his previous investment, Mr. Vannini had beneficial ownership of 891,000 shares of Coastcast stock, which constituted approximately 9.9% of the
outstanding shares.   The Amendment No. 1 is attached as Exhibit B. The
Amendment No. 1 contained the same disclosure concerning Mr. Vannini's intention to exercise influence and control over Coastcast as did the initial Schedule 13D.

     17. On August 3, 1998, Mr. Vannini filed with the SEC Amendment No. 2 to the Schedule 13D, disclosing an additional investment of $220,000 in shares of Coastcast stock. Together with his prior investments, the Amendment No. 2 reported that Mr. Vannini held beneficial ownership of 911,000 shares of Coastcast common stock, which constituted approximately 10.12% of the outstanding shares. The Amendment No. 2 is attached as Exhibit C. The Amendment No. 2 contained the same disclosure concerning Mr. Vannini's intention to exercise influence and control over Coastcast as the initial Schedule 13D and Amendment No. 1. The Amendment No. 2 also disclosed that Mr. Vannini had called for a special meeting of shareholders and described the business that would be conducted at the special meeting.

     18. Mr. Vannini presently is the beneficial holder of 911,000 shares of Coastcast stock held at SSB, as reflected in the letter from SSB to Mr. Vannini attached as Exhibit D.

                          DEMAND LETTERS TO COASTCAST
                          ---------------------------

     19. On July 31, 1998, Mr. Vannini, by his attorney Bernard Cassidy, Esq. of Wilson Sonsini Goodrich & Rosati P.C., sent a letter to Mr. Buehler, the Chairman of Coastcast's Board of Directors, calling a special meeting of Coastcast shareholders to be held on September 22, 1998. Mr. Vannini proposed, among other things, that the special meeting elect a new Board of Directors who would serve until the next annual meeting of shareholders. A copy of this letter is attached as Exhibit E.

     20. Section 3 of Article II of the Company's Amended and Restated Bylaws (the "Bylaws") provides that a special meeting of shareholders may be called by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. Mr. Vannini satisfies this requirement, given that he is a shareholder holding more than 10% of the Company's voting shares.

     21. In a separate letter to Mr. Buehler dated July 31, 1998, Mr. Vannini demanded that Coastcast make available to him for inspection and copying "the names and addresses and shareholdings of the Company's shareholders." A copy of this letter is attached as Exhibit F. Section 1 of Article VII of the Bylaws provides that a shareholder or shareholders holding at least 5% of outstanding voting shares may inspect and copy the records of shareholders' names and addresses and shareholdings five days after a written demand on the Company.
Mr. Vannini is thus entitled to inspect and copy the Company's shareholder list, given that he is a beneficial holder of more than 5% of the Company's outstanding shares. Section I of Article VII also provides that any shareholder is entitled to inspect the record of shareholders upon written demand for a purpose reasonably related to the holder's interest. The letter stated a proper purpose reasonably related to Mr. Vannini's role as stockholder of record of shares of Coastcast, to wit: "to solicit proxies for the special meeting of the Company's shareholders to be held on September 22, 1998."

     22. The letter further requested that Coastcast "provide the results of all votes that occurred at the Company's 1998 annual meeting (and the adjournment thereof), including the number of shares voting for, the number of shares voting against, and the number of shares abstaining or withheld from voting."

     23. On August 14, 1998, Mr. Vannini filed a Non-Management Preliminary Proxy Statement with the SEC on Schedule 14A, which proposes a new slate of directors to replace four of the seven current directors of Coastcast at a special meeting of the shareholders proposed for September 22, 1998. The
Schedule 14A stated Mr. Vannini's belief that the election of his proposed nominees, and the adoption of the other proposals set forth in the Schedule 14A, represent the best means for Coastcast shareholders to support a focused effort by the Company to improve shareholder value. A copy of the Schedule 14A is attached as Exhibit G.

     24. To date, Coastcast has refused to make available to Mr. Vannini the record of shareholders for inspection and copying; has refused to provide the results of the shareholder votes at the 1998 annual meeting; and has refused to call a special meeting of shareholders. Rather than comply with these legitimate requests, Coastcast filed a lawsuit against Mr. Vannini in the United States District Court for the Central District of California. The lawsuit is an example of Coastcast's continuing effort to protect entrenched management and thwart Mr. Vannini's attempt to improve the Company's operations and enhance shareholder value. Meanwhile, Coastcast's stock price has fallen to approximately $12 7/8 per share, a nearly 30% drop from the price on July 1, 1998.

                             FIRST CLAIM OF RELIEF
                             ---------------------
            (For Order Under California Corporation Code (S) 1600)

     25. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 24, above.

     26. Plaintiffs has complied with the requirements of Coastcast's Bylaws and California Corporations Code (S) 1600 with respect to the form and manner of making a demand for inspection of documents and information. Consistent with California Corporations Code (S) 1600, plaintiff has requested that Coastcast comply and produce or make available the demanded materials within five business days of receipt.

     27. To date, Coastcast has failed to provide any of the information requested in the Demand Letter.

     28. By reason of the foregoing, plaintiff is entitled to inspect and make copies of the demanded materials pursuant to California Corporations Code (S) 1600.

     29.  Plaintiff has no adequate remedy at law.

                            SECOND CLAIM OF RELIEF
                            ----------------------
               (For Order Under California Corporations Code (S) 1509)

     30. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 29, above.

     31. Plaintiff has made a valid request upon Coastcast for the results of the shareholder votes held at the Company's annual meeting of shareholders held on June 23 and July 8, 1998, including the results of the shareholder votes on Proposals 2 and 3.

     32. Plaintiff is entitled to obtain the requested information under California Corporations Code (S) 1509.

     33.  Coastcast to date has refused to provide the requested information.

     34.  Plaintiff has no adequate remedy of law.

                            THIRD CLAIM FOR RELIEF
                            ----------------------
           (For Order Under California Corporations Code (S) 600(d))

     35. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 34, above.

     36. Plaintiff has requested that Coastcast call a special meeting of shareholders. Plaintiff satisfies the requirements under the Company's Bylaws and California Corporations Code (S) 600(d) to make such a request, given that plaintiff is a beneficial holder of more than 10% of the Company's outstanding stock.

     37.  Coastcast to date has refused to comply with plaintiff's request.

     38.  Plaintiff has no adequate remedy at law.


     WHEREFORE, plaintiff prays that this Court, :

     (a) Summarily order Coastcast immediately to permit plaintiff and/or his agents to inspect and copy all demanded materials, or, alternatively, order Coastcast immediately to furnish plaintiff copies of all demanded materials; including records of shareholder names and addresses and shares; and order Coastcast to provide plaintiff updated demanded materials as they become available; and

     (b) Summarily order Coastcast to provide plaintiff and/or his agents with the results of shareholder votes at the June 23, 1998 and July 8, 1998 annual meetings, including the results of shareholder votes on Proposals 2 and 3; and

     (c) Summarily order Coastcast to call a special shareholder meeting to be held on September 22, 1998; and

     (d) Grant such other and further relief, including reasonably attorneys' fees and costs, as the Court shall deem just and proper.



Dated:  August 14, 1998        WILSON SONSINI GOODRICH & ROSATI
                               Professional Corporation



                               By /s/ Jared L. Kopel
                                  _____________________________________
                                      Jared L. Kopel

                               Attorneys for Plaintiff
                               JONATHAN VANNINI